Mail Stop 3561

December 5, 2006

Peter V. DeCrescenzo, President
Dialog Group, Inc.
257 Park Avenue South – Twelfth Floor
New York, New York 10010

> **Re: Dialog Group, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed November 13, 2006**
> **Amendment No. 2 to Form 10-QSB for Fiscal Quarter Ended**
> **June 30, 2006**
> **Filed November 13, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 20, 2006**
> **File No. 0-30294**

Dear Mr. DeCrescenzo:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Information Statement on Schedule 14C

General

1. Please revise the information statement to include the information required by Item 14(c)(1) of Schedule 14A. See Manual of Publicly Available Telephone Interpretations, July 2001 Interim Supp. H. Question 6.

Agenda Item 1

2. We note your disclosure that a "[m]erger or other corporate acquisition was ruled out because of Dialog's substantial working capital and equity deficits." Please expand your disclosure to more clearly explain what you mean.

3. We note your response to comment 1 in our letter dated November 6, 2006. In the third paragraph of this section, you state that "[d]iscussions continued throughout May, June and early July 2006, while Mr. DeCrescenzo continued to seek other sources of funding." Please expand your disclosure to describe the material discussions in May, June, and early July 2006, including the date for each discussion. In this regard, please describe the consideration negotiations, including the amounts involved. Also, please expand your disclosure to specifically describe the "other sources of funding" that Mr. DeCrescenzo sought and considered, including a discussion of any negotiations or contacts with prospective persons or entities and the results of those negotiations or contacts. Further, as we requested in comment 1 in our letter dated November 6, 2006, please expand your disclosure to briefly discuss the reasons for engaging in the transaction.

4. You state that the original term sheet was revised between July 17, 2006 and July 20, 2006. Please discuss any material revisions.

Amendment No. 2 to Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Item 3. Controls and Procedures

5. We note your response to comment 6 in our letter dated November 6, 2006. In the first paragraph of this section, you state that your disclosure controls and procedures are effective at a "reasonable assurance" level. Please confirm that your disclosure controls and procedures were designed to operate at the "reasonable assurance" level as well. Please also confirm that in future filings, you will revise to state, if true, that your disclosure controls and procedures were designed to operate at the reasonable assurance level, should you continue to evaluate the effectiveness of your disclosure controls and procedures at the reasonable assurance level.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Item 3. Controls and Procedures, page 12

6. Please comply with the above comment.

7. In the last paragraph of this section you discuss the changes to your internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2006. However, your last fiscal quarter for this document is the one ended on

September 30, 2006. Please confirm, if true, that the retention of the accounting firm was the only change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. Further, please confirm that in future filings, you will disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

*   *   *   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Kurt Murao, Staff Attorney, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark Alan Siegel
       Via Facsimile